FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press release

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) announce that at the General Meeting of Shareholders of the Company to be held on 23rd April 2003, it will be proposed that
Mr R J Routs be appointed a Managing Director of the Company with effect from 1st July 2003.

It is the intention that after his appointment as a Managing Director of the Company, Mr Routs be appointed a member of the Presidium of the Board of Directors of Shell Petroleum N.V., and a Managing Director of The Shell Petroleum Company Limited with effect from 1st July 2003, thereby becoming a Group Managing Director of the Royal Dutch/Shell Group of Companies.

Rob Routs, who is of Dutch nationality, was born in Brisbane, Australia, in 1946. He graduated in Chemical Engineering from the Technical University of Eindhoven in 1969. In 1971 he obtained a Ph.D. in technical sciences from the same university and later that year he joined Shell at the Amsterdam Laboratory.

In 1978 he went to Canada, where he held a variety of refinery management positions and was appointed Vice President Manufacturing and Distribution of Shell Canada in 1993. In 1996 he became President of Shell Canada Products Limited.

He returned to the Netherlands in 1999, where he became President of Shell Global Solutions International and a member of the Oil Products Executive Committee with global responsibility for Research and Technical Services.

In 2000 Rob Routs was appointed President and CEO of Equilon Enterprises LCC in the US and after the acquisition of Texaco’s interest in Equilon in 2002, he became President and CEO of Shell Oil Products US. In addition, he became President of Shell Oil Company and Country Chairman for the US with effect from 1st September 2002.

The Hague, 6th March 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 7 March 2003

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)